Exhibit 99.1

FOR IMMEDIATE RELEASE    January 25, 2023
(All amounts in U.S. dollars. Per share information based on diluted shares outstanding unless otherwise noted.)

CELESTICA ANNOUNCES FOURTH QUARTER 2022 FINANCIAL RESULTS

Performance exceeds the high end of 4th quarter guidance; reaffirms outlook for 2023

TORONTO, Canada - Celestica Inc. (TSX: CLS) (NYSE: CLS), a leader in design, manufacturing, hardware platform and supply chain solutions for the world's most innovative companies, today announced financial results for the quarter ended December 31, 2022 (Q4 2022)†.

“Celestica finished with a strong fourth quarter and had an outstanding 2022, resulting in 46% year-over-year non-IFRS adjusted EPS* growth. Our ability to successfully execute on our long-term strategy has allowed us to win in markets where we see opportunity for long-term, profitable growth”, said Rob Mionis, President and CEO, Celestica. “For the full year, we achieved $7.25 billion in revenue, a 29% increase over 2021 and our highest annual non-IFRS operating margin* and non-IFRS adjusted EPS* in our company’s history.”

“We are very pleased with the strength and consistency of our financial results. This performance is made possible by the exceptional efforts of the global Celestica team, in the context of a challenging environment. As we look ahead to 2023, we expect to build on the successes of this past year, and continue to advance our long-term goals of generating revenue growth and improving our profitability."

Q4 2022 Highlights

• Key measures:
•Revenue: $2.04 billion, increased 35% compared to $1.51 billion for the fourth quarter of 2021 (Q4 2021).
•Non-IFRS operating margin*: 5.3%, compared to 4.9% for Q4 2021.
•ATS segment revenue: increased 30% compared to Q4 2021; ATS segment margin was 4.4%, compared to 5.6% for Q4 2021.
•CCS segment revenue: increased 39% compared to Q4 2021; CCS segment margin was 5.9%, compared to 4.4% for Q4 2021.
•Adjusted earnings per share (EPS) (non-IFRS)*: $0.56, compared to $0.44 for Q4 2021.
•Adjusted return on invested capital (ROIC) (non-IFRS)*: 20.7%, compared to 16.6% for Q4 2021.
•Adjusted free cash flow (non-IFRS)*: $42.6 million, compared to $35.6 million for Q4 2021.
• IFRS financial measures (directly comparable to non-IFRS measures above):
•Earnings from operations as a percentage of revenue: 4.0%, compared to 3.3% for Q4 2021.
•EPS: $0.35, compared to $0.26 for Q4 2021.
•Return on invested capital (IFRS ROIC): 15.7%, compared to 11.1% for Q4 2021.
•Cash provided by operations: $101.3 million, compared to $65.8 million for Q4 2021.
• Repurchased 1.2 million subordinate voting shares (SVS) for cancellation for $12.0 million.

† Celestica has two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market and is comprised of our Aerospace and Defense (A&D), Industrial, HealthTech and Capital Equipment businesses. Our CCS segment consists of our Communications and Enterprise (servers and storage) end markets. Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 25 to our 2021 audited consolidated financial statements, included in our Annual Report on Form 20-F for the year ended December 31, 2021 (2021 20-F), available at www.sec.gov and www.sedar.com, for further detail.
* Non-International Financial Reporting Standards (IFRS) financial measures (including ratios based on non-IFRS financial measures) do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar financial measures presented by other public companies that report under IFRS or U.S. generally accepted accounting principles (GAAP). See “Non-IFRS Supplementary Information” below for information on our rationale for the use of non-IFRS financial measures. See Schedule 1 for, among other items, non-IFRS financial measures included in this press release, their definitions, uses, and a reconciliation of historical non-IFRS financial measures to the most directly comparable IFRS financial measures, and a description of recent modifications to: (i) the IFRS financial measures to which non-IFRS operating earnings and non-IFRS operating margin are reconciled; and (ii) the IFRS financial measure on which the measure we refer to as IFRS ROIC is based. Prior period reconciliations and calculations included herein reflect the current presentation. Schedule 1 also includes a description of the anticipated modification of specified non-IFRS financial measures (by the addition of a newly-applicable exclusion) for future periods. The most directly-comparable IFRS financial measures to non-IFRS operating margin, non-IFRS adjusted EPS, non-IFRS adjusted return on invested capital and non-IFRS adjusted free cash flow are earnings from operations as a percentage of revenue, EPS, IFRS ROIC, and cash provided by operations, respectively.

First Quarter of 2023 (Q1 2023) Guidance

Q1 2023 Guidance
Revenue (in billions)	$1.725 to $1.875
Non-IFRS operating margin*	5.0% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges
Adjusted SG&A (non-IFRS)* (in millions)	$56 to $58
Adjusted EPS (non-IFRS)*	$0.41 to $0.47

For Q1 2023, we expect a negative $0.22 to $0.28 per share (pre-tax) aggregate impact on net earnings on an IFRS basis for employee stock-based compensation (SBC) expense, amortization of intangible assets (excluding computer software), and restructuring charges; and a non-IFRS adjusted effective tax rate* of approximately 21% (which does not account for foreign exchange impacts or unanticipated tax settlements).

2023 Outlook

Following our solid performance in 2022, we are pleased to reaffirm our 2023 outlook of:

•revenue of at least $7.5 billion;
•non-IFRS operating margin* of between 4.5% and 5.5%; and
•target non-IFRS adjusted EPS* of between $1.95 and $2.05.

Achievement of the midpoint of our 2023 non-IFRS adjusted EPS* range would represent a two-year non-IFRS adjusted EPS* average annual growth rate of 24% for 2022 and 2023(1). Looking beyond 2023, our average annual non-IFRS adjusted EPS* growth objective continues be 10%+ for 2024 and 2025.

Although we have incorporated the anticipated impact of supply chain constraints into the foregoing financial guidance and outlook to the best of our ability, their adverse impact (in terms of duration and severity) cannot be estimated with certainty, and may be materially in excess of our expectations.
* See Schedule 1 for the definitions of these non-IFRS financial measures. We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of our control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking IFRS financial measure. For these same reasons, we are unable to address the probable significance of the unavailable information. Forward-looking non-IFRS financial measures may vary materially from the corresponding IFRS financial measures. See Schedule 1 for a description of the anticipated modification of specified non-IFRS financial measures (by the addition of a newly-applicable exclusion) for future periods.
(1) Further, achievement of this midpoint would represent the achievement of the 2025 non-IFRS adjusted EPS* target disclosed in our March 24, 2022 press release, putting us ahead of the trajectory set forth therein.

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Summary of Selected Q4 2022 Results

	Q4 2022 Actual	Q4 2022 Guidance (2)
Key measures:
Revenue (in billions)	$2.04	$1.875 to $2.025
Non-IFRS operating margin*	5.3%	5.1% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges
Adjusted SG&A (non-IFRS)* (in millions)	$68.5	$64 to $66
Adjusted EPS (non-IFRS)*	$0.56	$0.49 to $0.55

Directly comparable IFRS financial measures:
Earnings from operations as a % of revenue	4.0%	N/A
SG&A (in millions)	$77.1	N/A
EPS (1)	$0.35	N/A
* See Schedule 1 for, among other things, the definitions of, and exclusions used to determine, these non-IFRS financial measures, a reconciliation of such non-IFRS financial measures to the most directly comparable IFRS financial measures for Q4 2022, and a description of recent modifications to the IFRS financial measures to which non-IFRS operating earnings and non-IFRS operating margin are reconciled. Schedule 1 also includes a description of the anticipated modification of specified non-IFRS financial measures (by the addition of a newly-applicable exclusion) for future periods.
(1) IFRS EPS of $0.35 for Q4 2022 included an aggregate charge of $0.21 (pre-tax) per share for employee SBC expense, amortization of intangible assets (excluding computer software), and restructuring charges. See the tables in Schedule 1 and note 10 to our December 31, 2022 unaudited interim condensed consolidated financial statements (Q4 2022 Interim Financial Statements) for per-item charges. This aggregate charge was at the high end of our Q4 2022 guidance range of between $0.15 to $0.21 per share for these items.

IFRS EPS for Q4 2022 included a $0.03 per share negative impact arising from taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Chinese subsidiaries (Repatriation Expense), a $0.02 per share negative impact attributable to restructuring charges, and a $0.01 per share negative taxable foreign exchange impact arising from the fluctuation of the Chinese renminbi relative to the U.S. dollar (Currency Impact).

IFRS EPS of $0.26 for Q4 2021 included a $0.06 per share negative impact attributable to other charges (consisting most significantly of a $0.02 per share negative impact attributable to restructuring charges, and a $0.02 per share negative impact attributable to specified credit facility-related charges, each as described in note 10 to the Q4 2022 Interim Financial Statements), and as a result of supply chain constraints and COVID-19-related workforce expenses and constraints, an $0.08 per share negative impact attributable to estimated Constraint Costs (defined as both direct and indirect costs, including manufacturing inefficiencies related to lost revenue due to our inability to secure materials, idled labor costs, and incremental costs for labor, expedite fees and freight premiums, cleaning supplies, personal protective equipment, and/or IT-related services to support our work-from-home arrangements). IFRS EPS for Q4 2021 also included the following tax impacts: a favorable tax impact related to the geographical mix of our profits, a $0.01 per share positive impact attributable to a deferred tax recovery recorded in connection with the revaluation of certain temporary differences using the future effective tax rate of our Thailand subsidiary related to the then-forthcoming reduction of the income tax exemption rate in 2022 under an applicable tax incentive (Revaluation Impact) and a $0.02 per share negative impact arising from taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Chinese subsidiaries (Repatriation Expense), each as described in note 11 to the Q4 2022 Interim Financial Statements.

(2) For Q4 2022, our revenue and non-IFRS adjusted EPS exceeded the high end of our guidance ranges, and our non-IFRS operating margin exceeded the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges, driven by continued strong demand across the majority of our businesses and improved materials availability in some markets relative to expectations. Non-IFRS adjusted SG&A for Q4 2022 was higher than our guidance range due to the impact of foreign exchange. Our IFRS effective tax rate for Q4 2022 was 32%. Our non-IFRS adjusted effective tax rate for Q4 2022 was 23%, higher than our anticipated estimate of approximately 21%, mainly due to repatriation expense, partially offset by favorable jurisdictional profit mix.

Summary of Selected Full Year 2022 Results

2022 was another successful year for Celestica, in which we continued to demonstrate solid performance, including the following achievements:

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• Key measures
•Revenue: $7.25 billion, compared to $5.63 billion in 2021, an increase of 29%.
•Non-IFRS operating margin*: 4.9%, compared to 4.2% for 2021, an improvement of 70 basis points.
•Adjusted EPS (non-IFRS)*: $1.90, compared to $1.30 for 2021, a growth rate of 46%.
•Adjusted ROIC (non-IFRS)*: 17.5%, compared to 13.9% for 2021, a growth of 360 basis points.
• IFRS financial measures (directly comparable to non-IFRS measures above):
•IFRS earnings from operations as a percentage of revenue: 3.6%, compared to 3.0% for 2021, an improvement of 60 basis points.
•IFRS EPS(1): $1.18, compared to $0.82 per share for 2021, a growth rate of 44%.
•IFRS ROIC: 12.9%, compared to 10.0% for 2021, a growth of 290 basis points.

(1) IFRS EPS of $1.18 for 2022 included: (i) a $0.05 per share net negative impact attributable to other charges (recoveries) (consisting most significantly of a $0.07 per share negative impact attributable to restructuring charges and a $0.01 per share negative impact attributable to Transition Costs, partially offset by a $0.03 per share positive impact attributable to Transition Recoveries (each defined in Schedule 1)); (ii) a $0.03 per share negative impact attributable to estimated Constraint Costs; (iii) a $0.03 per share negative Currency Impact; and (iv) a $0.03 per share negative Repatriation Expense, all offset in part by a $0.04 per share favorable tax impact attributable to the reversal of tax uncertainties in one of our Asian subsidiaries. See notes 10 and 11 to the Q4 2022 Interim Financial Statements.

IFRS EPS of $0.82 for 2021 included a $0.25 per share negative impact attributable to Constraints Costs, an $0.08 per share negative impact attributable to net other charges (consisting most significantly of a $0.08 per share negative impact attributable to net restructuring charges and a $0.06 per share negative impact attributable to acquisition costs, offset in part by an $0.08 per share positive impact attributable to legal recoveries, as described in note 10 to the Q4 2022 Interim Financial Statements), all offset in part by an aggregate $0.09 per share positive impact attributable to approximately $11 million of government subsidies, grants and credits related to COVID-19 and $1 million of customer recoveries related to COVID-19. IFRS EPS for 2021 also included the following tax impacts: a $0.06 per share positive impact attributable to the Revaluation Impact, offset in large part by a $0.05 per share negative impact attributable to a Repatriation Expense (each as described in note 11 to the Q4 2022 Interim Financial Statements).

* See Schedule 1 for, among other things, the definitions of, and exclusions used to determine, these non-IFRS financial measures, a reconciliation of such non-IFRS financial measures to the most directly comparable IFRS financial measures for 2022 and 2021, and a description of recent modifications to: (i) the IFRS financial measures to which non-IFRS operating earnings and non-IFRS operating margin are reconciled; and (ii) the IFRS financial measure on which the measure we refer to as IFRS ROIC is based. Prior period reconciliations and calculations included herein reflect the current presentation. Schedule 1 also includes a description of the anticipated modification of specified non-IFRS financial measures (by the addition of a newly-applicable exclusion) for future periods.

Acceptance of Normal Course Issuer Bid
On December 8, 2022, the Toronto Stock Exchange accepted our notice to launch a new NCIB (2022 NCIB). The 2022 NCIB allows us to repurchase, at our discretion, from December 13, 2022 until the earlier of December 12, 2023 or the completion of purchases thereunder, up to approximately 8.8 million SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. See note 9 to the Q4 2022 Interim Financial Statements.

Q4 2022 Webcast
Management will host its Q4 2022 results conference call on January 26, 2023 at 8:00 a.m. Eastern Standard Time (EST). The webcast can be accessed at www.celestica.com.

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Non-IFRS Supplementary Information
In addition to disclosing detailed operating results in accordance with IFRS, Celestica provides supplementary non-IFRS financial measures to consider in evaluating the company’s operating performance. Management uses adjusted net earnings and other non-IFRS financial measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS financial measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations. See Schedule 1 below.

About Celestica
Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, and Capital Equipment to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers. For more information on Celestica, visit www.celestica.com. Our securities filings can be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-looking Statements
This press release contains forward-looking statements, including, without limitation, those related to: our anticipated financial and/or operational results and outlook, including statements made, and guidance and outlook provided, under the headings "First Quarter of 2023 (Q1 2023) Guidance" and "2023 Outlook"; our credit risk; our liquidity; anticipated charges and expenses, including restructuring charges; the potential impact of tax and litigation outcomes; mandatory prepayments under our credit facility; and interest rates. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” "target," "goal," “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, where applicable, and for forward-looking information under applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: customer and segment concentration; price, margin pressures, and other competitive factors and adverse market conditions affecting, and the highly competitive nature of, the electronics manufacturing services (EMS) industry in general and our segments in particular (including the risk that anticipated market conditions do not materialize); delays in the delivery and availability of components, services and/or materials, as well as their costs and quality; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements; our customers' ability to compete and succeed using our products and services; changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; managing changes in customer demand; rapidly evolving and changing technologies, and changes in our customers' business or outsourcing strategies; the cyclical and volatile nature of our semiconductor business; the expansion or consolidation of our operations; the inability to maintain adequate utilization of our workforce; defects or deficiencies in our products, services or designs; volatility in the commercial aerospace industry; integrating and achieving the anticipated benefits from acquisitions and "operate-in-place" arrangements; the potential loss of PCI Private Limited (PCI) customers as a result of the recent fire at our Batam facility in Indonesia (Batam Fire); an inability to fully recover our tangible losses caused by the Batam Fire through insurance claims; compliance with customer-driven policies and standards, and third-party certification requirements; challenges associated with new customers or programs, or the provision of new services; the impact of our restructuring actions and/or productivity initiatives, including a failure to achieve anticipated benefits therefrom; negative impacts on our business resulting from our third-party indebtedness; the incurrence of future restructuring charges, impairment charges, other unrecovered write-downs of assets (including inventory) or operating losses; managing our business during uncertain market, political and economic conditions, including among others, global inflation and/or recession, and geopolitical and other risks associated with our international operations, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers, including in relation to the Russia/Ukraine conflict; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of events outside of our control (including those described in "External Factors that May Impact our Business" in Item 5 of our 2021 20-F); the scope, duration and impact of the COVID-19 pandemic and materials constraints; changes to our operating model; rising commodity, materials and component costs as well as rising labor costs and changing labor conditions; execution and/or quality issues (including

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our ability to successfully resolve these challenges); non-performance by counterparties; maintaining sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; negative impacts on our business resulting from any significant uses of cash, securities issuances, and/or additional increases in third-party indebtedness (including as a result of an inability to sell desired amounts under our uncommitted accounts receivable sales program or supplier financing programs); foreign currency volatility; our global operations and supply chain; competitive bid selection processes; customer relationships with emerging companies; recruiting or retaining skilled talent; our dependence on industries affected by rapid technological change; our ability to adequately protect intellectual property and confidential information; increasing taxes (including as a result of global tax reform), tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; the management of our information technology systems, and the fact that while we have not been materially impacted by computer viruses, malware, ransomware, hacking attempts or outages, we have been (and may in the future be) the target of such events; the inability to prevent or detect all errors or fraud; the variability of revenue and operating results; unanticipated disruptions to our cash flows; compliance with applicable laws and regulations; our pension and other benefit plan obligations; changes in accounting judgments, estimates and assumptions; our ability to maintain compliance with applicable credit facility covenants; interest rate fluctuations and the discontinuation of LIBOR; our entry into a total return swap transaction; our ability to refinance our indebtedness from time to time; deterioration in financial markets or the macro-economic environment, including as a result of global inflation and/or recession; our credit rating; the interest of our controlling shareholder; current or future litigation, governmental actions, and/or changes in legislation or accounting standards; negative publicity; the impermissibility of SVS repurchases, or a determination not to repurchase SVS under any NCIB; the impact of climate change; and our ability to achieve our environmental, social and governance (ESG) initiative goals, including with respect to climate change and greenhouse gas emissions reduction. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in our most recent MD&A, our 2021 Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.

The forward-looking statements contained in this press release are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include: continued growth in our end markets; growth in manufacturing outsourcing from customers in diversified end markets; no significant unforeseen negative impacts to our operations; no unforeseen materials price increases, margin pressures, or other competitive factors affecting the EMS industry in general or our segments in particular, as well as those related to the following: the scope and duration of materials constraints (i.e., that they do not materially worsen) and the COVID-19 pandemic and their impact on our sites, customers and suppliers; our ability to fully recover our tangible losses caused by the Batam Fire through insurance claims; fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success of our customers’ products; our ability to retain programs and customers; the stability of currency exchange rates; supplier performance and quality, pricing and terms; compliance by third parties with their contractual obligations; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for product/component tariffs and countermeasures; global tax legislation changes; our ability to keep pace with rapidly changing technological developments; the timing, execution and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; the components of our leverage ratio (as defined in our credit facility); our ability to successfully diversify our customer base and develop new capabilities; the availability of capital resources for, and the permissibility under our credit facility of, repurchases of outstanding SVS under NCIBs, compliance with applicable credit facility covenants; anticipated demand levels across our businesses; the impact of anticipated market conditions on our businesses; that global inflation and/or recession will not have a material impact on our revenues or expenses; our ability to achieve the expected long-term benefits from our PCI acquisition; and our maintenance of sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities. Although management believes its assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contacts:
Celestica Global Communications             Celestica Investor Relations
(416) 448-2200                        (416) 448-2211
media@celestica.com                     clsir@celestica.com

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Schedule 1
Supplementary Non-IFRS Financial Measures

The non-IFRS financial measures (including ratios based on non-IFRS financial measures) included in this press release are: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted selling, general and administrative expenses (SG&A), adjusted SG&A as a percentage of revenue, non-IFRS operating earnings (or adjusted EBIAT), non-IFRS operating margin (non-IFRS operating earnings or adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted EPS, adjusted return on invested capital (adjusted ROIC), adjusted free cash flow, adjusted tax expense and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, adjusted free cash flow, adjusted tax expense and adjusted effective tax rate are further described in the tables below.

Prior to the second quarter of 2022 (Q2 2022), adjusted free cash flow was referred to as free cash flow, but has been renamed. Its composition remains unchanged. In addition, prior to Q2 2022, non-IFRS operating earnings (adjusted EBIAT) was reconciled to IFRS earnings before income taxes, and non-IFRS operating margin was reconciled to IFRS earnings before income taxes as a percentage of revenue, but commencing in Q2 2022, are reconciled to IFRS earnings from operations, and IFRS earnings from operations as a percentage of revenue, respectively (as the most directly comparable IFRS financial measures). This modification did not impact either resultant non-IFRS financial measure. Since non-IFRS adjusted ROIC is based on non-IFRS operating earnings, in comparing this measure to the most directly-comparable financial measure determined using IFRS measures (which we refer to as IFRS ROIC), commencing in the third quarter of 2022 (Q3 2022), our calculation of IFRS ROIC is based on IFRS earnings from operations (instead of IFRS earnings before income taxes). This modification did not impact the determination of non-IFRS adjusted ROIC. Prior period reconciliations and calculations included herein reflect the current presentation.

In Q4 2022, we entered into a total return swap (TRS). Similar to employee stock-based compensation (SBC) expense, quarterly fair value adjustments of our TRS (TRS FVAs) will be classified in SG&A expenses and costs of sales in our consolidated statement of operations. The TRS FVAs will be excluded in our determination of the following non-IFRS financial measures included herein: adjusted gross profit, adjusted SG&A, non-IFRS operating earnings, non-IFRS operating margin, adjusted net earnings and adjusted EPS (for the reasons described below). However, as the impact of TRS FVAs on our Q4 2022 Interim Financial Statements was de minimis, no such exclusion was applicable to such non-IFRS financial measures in either Q4 2022 or FY 2022.

In calculating our non-IFRS financial measures, management excludes the following items (where indicated): employee SBC expense, TRS FVAs, amortization of intangible assets (excluding computer software), Other Charges, net of recoveries (defined below), and specified Finance Costs (defined below) paid, all net of the associated tax adjustments (quantified in the table below), and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites).

We believe the non-IFRS financial measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our core operations), to evaluate cash resources that we generate from our business each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted tax expense and a non-IFRS adjusted effective tax rate provide improved insight into the tax effects of our core operations, and are useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of our core operations.

Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies that report under IFRS, or who report under U.S. GAAP and use non-GAAP financial measures to describe similar financial metrics. Non-IFRS financial measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any IFRS financial measure.
The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS financial measures are nonetheless recognized under IFRS and have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS financial measures back to the most directly comparable financial measures determined under IFRS.

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The economic substance of these exclusions described above (where applicable to the periods presented) and management’s rationale for excluding them from non-IFRS financial measures is provided below:
Employee SBC expense, which represents the estimated fair value of stock options, restricted share units and performance share units granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee SBC expense in assessing operating performance, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do.
TRS FVAs represent mark-to-market adjustments to our TRS, as the TRS is recorded at fair value at each quarter end. We exclude the impact of these non-cash fair value adjustments (both positive and negative), as they reflect fluctuations in the market price of our SVS from period to period, and not our ongoing operating performance. In addition, we believe that excluding these non-cash adjustments permits a better comparison of our core operating results to those of our competitors.
Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges in assessing operating performance.
Other Charges, net of recoveries, consist of, when applicable: Restructuring Charges, net of recoveries (defined below); Transition Costs (Recoveries) (defined below); net Impairment charges (defined below); consulting, transaction and integration costs related to potential and completed acquisitions, and charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions, when applicable; legal settlements (recoveries); specified credit facility-related charges; and post-employment benefit plan losses. We exclude these charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities or incurrence of the relevant costs. Our competitors may record similar charges at different times, and we believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these types of charges, net of recoveries, in assessing operating performance.

Restructuring Charges, net of recoveries, consist of costs relating to: employee severance, lease terminations, site closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale and reductions in infrastructure.
Transition Costs consist of costs recorded in connection with: (i) the transfer of manufacturing lines from closed sites to other sites within our global network; and (ii) the sale of real properties unrelated to restructuring actions (Property Dispositions). Transition Costs in prior periods also included costs in connection with the relocation of our Toronto manufacturing operations and corporate headquarters in connection with the 2019 sale of our former Toronto real property. Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use and other costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations, transfers and dispositions. Transition Recoveries consist of any gains recorded in connection with Property Dispositions. We believe that excluding these costs and recoveries permits a better comparison of our core operating results from period-to-period, as these costs or recoveries do not reflect our ongoing operations once these specified events are complete.

Impairment charges, which consist of non-cash charges against goodwill, intangible assets, property, plant and equipment, and right-of-use (ROU) assets, result primarily when the carrying value of these assets exceeds their recoverable amount.
Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our accounts receivable sales program and customers' supplier financing programs, and interest expense on our lease obligations, net of interest income earned. We believe that excluding Finance Costs paid (other than debt issuance costs and credit-agreement-related waiver fees paid, which are not considered part of our ongoing financing expenses) from cash provided

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by operations in the determination of non-IFRS adjusted free cash flow provides useful insight for assessing the performance of our core operations.
Non-core tax impacts are excluded, as we believe that these costs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these costs or recoveries in assessing operating performance.
The following table (which is unaudited) sets forth, for the periods indicated, the various non-IFRS financial measures discussed above, and a reconciliation of non-IFRS financial measures to the most directly comparable financial measures determined under IFRS (in millions, except percentages and per share amounts):

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	Three months ended December 31				Year ended December 31
	2021		2022		2021		2022
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS revenue	$1,512.1		$2,042.6		$5,634.7		$7,250.0

IFRS gross profit	$142.1	9.4%	$186.2	9.1%	$487.0	8.6%	$636.3	8.8%
Employee SBC expense	3.6		5.6		13.0		20.3
Non-IFRS adjusted gross profit	$145.7	9.6%	$191.8	9.4%	$500.0	8.9%	$656.6	9.1%

IFRS SG&A	$65.5	4.3%	$77.1	3.8%	$245.1	4.3%	$279.9	3.9%
Employee SBC expense	(5.6)		(8.6)		(20.4)		(30.7)
Non-IFRS adjusted SG&A	$59.9	4.0%	$68.5	3.4%	$224.7	4.0%	$249.2	3.4%

IFRS earnings from operations	$49.9	3.3%	$81.6	4.0%	$167.7	3.0%	$263.3	3.6%
Employee SBC expense	9.2		14.2		33.4		51.0
Amortization of intangible assets (excluding computer software)	7.8		9.2		22.5		37.0
Other Charges, net of recoveries	7.4		2.8		10.3		6.7
Non-IFRS operating earnings (adjusted EBIAT)(1)	$74.3	4.9%	$107.8	5.3%	$233.9	4.2%	$358.0	4.9%

IFRS net earnings	$31.9	2.1%	$42.4	2.1%	$103.9	1.8%	$145.5	2.0%
Employee SBC expense	9.2		14.2		33.4		51.0
Amortization of intangible assets (excluding computer software)	7.8		9.2		22.5		37.0
Other Charges, net of recoveries	7.4		2.8		10.3		6.7
Adjustments for taxes(2)	(1.1)		(0.2)		(5.8)		(5.8)
Non-IFRS adjusted net earnings	$55.2		$68.4		$164.3		$234.4

Diluted EPS
Weighted average # of shares (in millions)	124.8		122.4		126.7		123.6
IFRS earnings per share	$0.26		$0.35		$0.82		$1.18
Non-IFRS adjusted earnings per share	$0.44		$0.56		$1.30		$1.90
# of shares outstanding at period end (in millions)	124.7		121.6		124.7		121.6

IFRS cash provided by operations	$65.8		$101.3		$226.8		$297.9
Purchase of property, plant and equipment, net of sales proceeds	(14.3)		(32.3)		(49.6)		(108.9)
Lease payments	(10.0)		(9.9)		(40.0)		(46.0)
Finance Costs paid (excluding debt issuance costs paid)	(5.9)		(16.5)		(22.4)		(49.2)
Non-IFRS adjusted free cash flow (3)	$35.6		$42.6		$114.8		$93.8

IFRS ROIC % (4)	11.1%		15.7%		10.0%		12.9%
Non-IFRS adjusted ROIC % (4)	16.6%		20.7%		13.9%		17.5%

(1)    Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess performance related to our core operations. Non-IFRS operating earnings is defined as earnings from operations before employee SBC expense, TRS FVAs (defined above), amortization of intangible assets (excluding computer software), and Other Charges (recoveries) (defined above). See note 10 to our Q4 2022 Interim Financial Statements for separate quantification and discussion of the components of Other Charges (recoveries).

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(2)    The adjustments for taxes, as applicable, represent the tax effects of our non-IFRS adjustments and non-core tax impacts (see below).

The following table sets forth a reconciliation of our IFRS tax expense and IFRS effective tax rate to our non-IFRS adjusted tax expense and our non-IFRS adjusted effective tax rate for the periods indicated, in each case determined by excluding the tax benefits or costs associated with the listed items (in millions, except percentages) from our IFRS tax expense for such periods:

	Three months ended December 31				Year ended December 31
	2021	Effective tax rate	2022	Effective tax rate	2021	Effective tax rate	2022	Effective tax rate
IFRS tax expense and IFRS effective tax rate	$9.7	23%	$19.9	32%	$32.1	24%	$58.1	29%

Tax costs (benefits) of the following items excluded from IFRS tax expense:
Employee SBC expense	(0.1)		(1.0)		2.8		2.5
Amortization of intangible assets (excluding computer software)	0.5		0.7		0.5		3.0
Other Charges, net of recoveries	0.7		0.5		1.4		0.3
Non-core tax impact related to restructured sites*	—		—		1.1		—
Non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate	$10.8	16%	$20.1	23%	$37.9	19%	$63.9	21%
*Consists of the reversals of tax uncertainties related to one of our Asian subsidiaries that completed its liquidation and dissolution during the first quarter of 2021.

(3)    Management uses non-IFRS adjusted free cash flow as a measure, in addition to IFRS cash provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS adjusted free cash flow provides another level of transparency to our liquidity. Non-IFRS adjusted free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments and Finance Costs (defined above) paid (excluding any debt issuance costs and when applicable, credit facility waiver fees paid). We do not consider debt issuance costs paid (nil and $0.8 million in Q4 2022 and the full year 2022, respectively; $3.6 million in Q4 2021 and the full year 2021) or such waiver fees (when applicable) to be part of our ongoing financing expenses. As a result, these costs are excluded from total Finance Costs paid in our determination of non-IFRS adjusted free cash flow. Note, however, that non-IFRS adjusted free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures.

(4)    Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Non-IFRS adjusted ROIC is calculated by dividing annualized non-IFRS adjusted EBIAT by average net invested capital for the period. Net invested capital (calculated in the table below) is derived from IFRS financial measures, and is defined as total assets less: cash, ROU assets, accounts payable, accrued and other current liabilities, provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a five-point average to calculate average net invested capital for the year. Average net invested capital for Q4 2022 is the average of net invested capital as at September 30, 2022 and December 31, 2022, and average net invested capital for the full year 2022 is the average of net invested capital as at December 31, 2021, March 31, 2022, June 30, 2022, September 30, 2022 and December 31, 2022. A comparable financial measure to non-IFRS adjusted ROIC determined using IFRS measures would be calculated by dividing annualized IFRS earnings from operations by average net invested capital for the period.

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The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %).

		Three months ended		Year ended
		December 31		December 31
		2021	2022	2021	2022

IFRS earnings from operations		$49.9	$81.6	$167.7	$263.3
Multiplier to annualize earnings		4	4	1	1
Annualized IFRS earnings from operations		$199.6	$326.4	$167.7	$263.3

Average net invested capital for the period		$1,794.9	$2,085.4	$1,682.2	$2,040.3

IFRS ROIC % (1)		11.1%	15.7%	10.0%	12.9%

		Three months ended		Year ended
		December 31		December 31
		2021	2022	2021	2022

Non-IFRS operating earnings (adjusted EBIAT)		$74.3	$107.8	$233.9	$358.0
Multiplier to annualize earnings		4	4	1	1
Annualized non-IFRS adjusted EBIAT		$297.2	$431.2	$233.9	$358.0

Average net invested capital for the period		$1,794.9	$2,085.4	$1,682.2	$2,040.3

Non-IFRS adjusted ROIC % (1)		16.6%	20.7%	13.9%	17.5%

	December 31 2021	March 31 2022	June 30 2022	September 30 2022	December 31 2022
Net invested capital consists of:
Total assets	$4,666.9	$4,848.0	$5,140.5	$5,347.9	$5,628.0
Less: cash	394.0	346.6	365.5	363.3	374.5
Less: ROU assets	113.8	109.8	133.6	128.0	138.8
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	2,202.0	2,347.4	2,612.1	2,797.5	3,003.0
Net invested capital at period end (1)	$1,957.1	$2,044.2	$2,029.3	$2,059.1	$2,111.7

	December 31 2020	March 31 2021	June 30 2021	September 30 2021	December 31 2021
Net invested capital consists of:
Total assets	$3,664.1	$3,553.4	$3,745.4	$4,026.1	$4,666.9
Less: cash	463.8	449.4	467.2	477.2	394.0
Less: ROU assets	101.0	98.4	100.5	115.4	113.8
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,478.4	1,407.0	1,575.8	1,800.8	2,202.0
Net invested capital at period end (1)	$1,620.9	$1,598.6	$1,601.9	$1,632.7	$1,957.1
(1)    See footnote 4 on the previous page.

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CELESTICA INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions of U.S. dollars)
(unaudited)

	Note	December 31 2021	December 31 2022

Assets
Current assets:
Cash and cash equivalents		$394.0	$374.5
Accounts receivable	5	1,260.3	1,393.5
Inventories	6&15	1,697.0	2,350.3
Income taxes receivable		8.6	5.9
Other current assets	15	75.4	202.8
Total current assets		3,435.3	4,327.0

Property, plant and equipment		338.7	371.5
Right-of-use assets		113.8	138.8
Goodwill	4	324.2	321.8
Intangible assets		382.0	346.5
Deferred income taxes		47.7	68.9
Other non-current assets		25.2	53.5
Total assets		$4,666.9	$5,628.0

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and lease obligations	8	$51.5	$52.2
Accounts payable		1,238.3	1,440.8
Accrued and other current liabilities	6	884.3	1,462.2
Income taxes payable		62.3	82.1
Current portion of provisions		17.1	17.9
Total current liabilities		2,253.5	3,055.2

Long-term portion of borrowings under credit facility and lease obligations	8	742.9	733.9
Pension and non-pension post-employment benefit obligations		107.5	77.0
Provisions and other non-current liabilities		39.8	32.5
Deferred income taxes		60.2	51.7
Total liabilities		3,203.9	3,950.3

Equity:
Capital stock	9	1,764.5	1,714.9
Treasury stock	9	(48.9)	(18.5)
Contributed surplus		1,029.8	1,063.6
Deficit		(1,255.6)	(1,081.0)
Accumulated other comprehensive loss		(26.8)	(1.3)
Total equity		1,463.0	1,677.7
Total liabilities and equity		$4,666.9	$5,628.0

Commitments and Contingencies (note 14).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

		Three months ended		Year ended
		December 31		December 31
	Note	2021	2022	2021	2022

Revenue	3	$1,512.1	$2,042.6	$5,634.7	$7,250.0
Cost of sales	6	1,370.0	1,856.4	5,147.7	6,613.7
Gross profit		142.1	186.2	487.0	636.3
Selling, general and administrative expenses (SG&A)		65.5	77.1	245.1	279.9
Research and development		10.6	14.5	38.4	46.3
Amortization of intangible assets		8.7	10.2	25.5	40.1
Other charges, net of recoveries	10	7.4	2.8	10.3	6.7
Earnings from operations		49.9	81.6	167.7	263.3
Finance costs	8	8.3	19.3	31.7	59.7
Earnings before income taxes		41.6	62.3	136.0	203.6
Income tax expense (recovery)	11
Current		4.4	22.8	40.9	88.7
Deferred		5.3	(2.9)	(8.8)	(30.6)
		9.7	19.9	32.1	58.1
Net earnings for the period		$31.9	$42.4	$103.9	$145.5

Basic earnings per share		$0.26	$0.35	$0.82	$1.18
Diluted earnings per share		$0.26	$0.35	$0.82	$1.18

Shares used in computing per share amounts (in millions):
Basic		124.8	122.3	126.7	123.5
Diluted		124.8	122.4	126.7	123.6

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of U.S. dollars)
(unaudited)

		Three months ended		Year ended
		December 31		December 31
	Note	2021	2022	2021	2022

Net earnings for the period		$31.9	$42.4	$103.9	$145.5
Other comprehensive income (loss), net of tax:
Items that will not be reclassified to net earnings:
Gains on pension and non-pension post-employment benefit plans	7	9.3	29.1	9.3	29.1
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations		(1.6)	6.8	(7.7)	(6.7)
Changes from currency forward derivative hedges		3.1	22.8	(13.5)	6.6
Changes from interest rate swap derivative hedges		3.2	(0.9)	9.6	25.6
Total comprehensive income for the period		$45.9	$100.2	$101.6	$200.1

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)
(unaudited)

	Note	Capital stock (note 9)	Treasury stock (note 9)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance -- January 1, 2021		$1,834.2	$(15.7)	$974.5	$(1,368.8)	$(15.2)	$1,409.0
Capital transactions:	9
Issuance of capital stock		0.3	—	(0.1)	—	—	0.2
Repurchase of capital stock for cancellation(b)		(70.0)	—	41.6	—	—	(28.4)
Purchase of treasury stock for stock-based compensation (SBC) plans (c)		—	(54.4)	—	—	—	(54.4)
Equity-settled SBC		—	21.2	13.8	—	—	35.0
Total comprehensive income (loss):
Net earnings for the period		—	—	—	103.9	—	103.9
Other comprehensive income (loss), net of tax:
Gains on pension and non-pension post-employment benefit plans	7	—	—	—	9.3	—	9.3
Currency translation differences for foreign operations		—	—	—	—	(7.7)	(7.7)
Changes from currency forward derivative hedges		—	—	—	—	(13.5)	(13.5)
Changes from interest rate swap derivative hedges		—	—	—	—	9.6	9.6
Balance -- December 31, 2021		$1,764.5	$(48.9)	$1,029.8	$(1,255.6)	$(26.8)	$1,463.0

Balance -- January 1, 2022		$1,764.5	$(48.9)	$1,029.8	$(1,255.6)	$(26.8)	$1,463.0
Capital transactions:	9
Issuance of capital stock		0.7	—	(0.5)	—	—	0.2
Repurchase of capital stock for cancellation (d)		(50.3)	(1.8)	25.0	—	—	(27.1)
Purchase of treasury stock for SBC plans (e)		—	(11.1)	—	—	—	(11.1)
Equity-settled SBC		—	43.3	9.3	—	—	52.6
Total comprehensive income (loss):
Net earnings for the period		—	—	—	145.5	—	145.5
Other comprehensive income (loss), net of tax:
Gains on pension and non-pension post-employment benefit plans	7	—	—	—	29.1	—	29.1
Currency translation differences for foreign operations		—	—	—	—	(6.7)	(6.7)
Changes from currency forward derivative hedges		—	—	—	—	6.6	6.6
Changes from interest rate swap derivative hedges		—	—	—	—	25.6	25.6
Balance -- December 31, 2022		$1,714.9	$(18.5)	$1,063.6	$(1,081.0)	$(1.3)	$1,677.7
(a)Accumulated other comprehensive loss is net of tax.
(b)Consists of $35.9 paid to repurchase subordinate voting shares (SVS) for cancellation during 2021 and $7.5 accrued as of December 31, 2021 for the estimated contractual maximum number of permitted SVS repurchases (Contractual Maximum Quantity) under an automatic share purchase plan (ASPP) executed in December 2021 for such purpose (2021 NCIB Accrual), offset in part by the reversal of $15.0 accrued as of December 31, 2020 for the estimated Contractual Maximum Quantity under an ASPP executed in December 2020 (see note 9).
(c)Consists of $20.6 paid to repurchase SVS for delivery obligations under our SBC plans, and $33.8 accrued as of December 31, 2021 for the Contractual Maximum Quantity under a separate ASPP executed in December 2021 for such purpose (2021 SBC Accrual).
(d)Consists of $34.6 paid to repurchase SVS for cancellation during 2022, offset in part by the reversal of the $7.5 2021 NCIB Accrual (see note 9).
(e)Consists of $44.9 paid during 2022 to repurchase SVS for delivery obligations under our SBC plans, offset in part by the reversal of the $33.8 2021 SBC Accrual (see note 9).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

		Three months ended		Year ended
		December 31		December 31
	Note	2021	2022	2021	2022

Cash provided by (used in):
Operating activities:
Net earnings for the period		$31.9	$42.4	$103.9	$145.5
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization		34.8	37.5	126.3	144.8
Employee SBC expense	9	9.2	14.2	33.4	51.0
Other charges	10	3.9	—	2.5	0.9
Finance costs		8.3	19.3	31.7	59.7
Income tax expense		9.7	19.9	32.1	58.1
Other		(4.3)	(12.3)	15.2	(8.2)
Changes in non-cash working capital items:
Accounts receivable		(47.7)	(231.9)	(102.4)	(133.3)
Inventories	15	(207.5)	6.7	(521.9)	(717.3)
Other current assets	15	(4.4)	(9.3)	(11.5)	(51.6)
Accounts payable, accrued and other current liabilities and provisions		236.2	221.8	556.9	813.4
Non-cash working capital changes		(23.4)	(12.7)	(78.9)	(88.8)
Net income tax paid		(4.3)	(7.0)	(39.4)	(65.1)
Net cash provided by operating activities		65.8	101.3	226.8	297.9

Investing activities:
Acquisition of PCI Private Limited, net of cash acquired	4	(314.7)	—	(314.7)	—
Purchase of computer software and property, plant and equipment		(14.4)	(32.3)	(52.2)	(109.0)
Proceeds related to the sale of assets		0.1	—	2.6	0.1
Net cash used in investing activities		(329.0)	(32.3)	(364.3)	(108.9)

Financing activities:
Borrowings under revolving loans	8	220.0	—	220.0	—
Repayments under revolving loans	8	(220.0)	—	(220.0)	—
Borrowings under term loans	8	365.0	—	365.0	—
Repayments under term loans	8	(145.0)	(19.5)	(175.0)	(33.2)
Lease payments		(10.0)	(9.9)	(40.0)	(46.0)
Issuance of capital stock		0.1	0.1	0.2	0.2
Repurchase of capital stock for cancellation	9	—	(12.0)	(35.9)	(34.6)
Purchase of treasury stock for stock-based plans	9	(20.6)	—	(20.6)	(44.9)
Finance costs paid(a)	8	(9.5)	(16.5)	(26.0)	(50.0)
Net cash provided by (used in) financing activities		180.0	(57.8)	67.7	(208.5)

Net increase (decrease) in cash and cash equivalents		(83.2)	11.2	(69.8)	(19.5)
Cash and cash equivalents, beginning of period		477.2	363.3	463.8	394.0
Cash and cash equivalents, end of period		$394.0	$374.5	$394.0	$374.5
(a) Finance costs paid include debt issuance costs paid of nil and $0.8 in the fourth quarter and year ended December 31, 2022, respectively ($3.6 in the fourth quarter and year ended December 31, 2021).
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters located in Toronto, Ontario, Canada. Celestica’s subordinate voting shares (SVS) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements for the period ended December 31, 2022 (Q4 2022 Interim Financial Statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS), in each case as issued by the International Accounting Standards Board (IASB), and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as of December 31, 2022 and our financial performance, comprehensive income and cash flows for the three months and year ended December 31, 2022 (referred to herein as Q4 2022 and FY 2022, respectively). The Q4 2022 Interim Financial Statements should be read in conjunction with our 2021 audited consolidated financial statements (2021 AFS), which are included in our Annual Report on Form 20-F for the year ended December 31, 2021. The Q4 2022 Interim Financial Statements are presented in United States (U.S.) dollars, which is also Celestica's functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

The Q4 2022 Interim Financial Statements were authorized for issuance by our board of directors on January 25, 2023, and our independent auditors have not performed a review of these Q4 2022 Interim Financial Statements.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts (including, in recent periods, the prolonged impact of global supply chain constraints, and additionally in the second to fourth quarters of 2022, the fire event described in note 15), historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment also impacts certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in the impairment testing of our non-financial assets. Our assessment of these factors forms the basis for our judgments on the carrying values of our assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods.

Our review of the estimates, judgments and assumptions used in the preparation of the Q4 2022 Interim Financial Statements included those relating to, among others: our determination of the timing of revenue recognition, the determination of whether indicators of impairment existed for our assets and cash generating units (CGUs1), our measurement of deferred tax assets and liabilities, our estimated inventory provisions and expected credit losses, and customer creditworthiness. Any revisions to estimates, judgments or assumptions may result in, among other things, write-downs or impairments to our assets or CGUs, and/or adjustments to the carrying amount of our accounts receivable and/or inventories, or to the valuation of our deferred tax assets, any of which could have a material impact on our financial performance and financial condition.

1 CGUs are the smallest identifiable group of assets that cannot be tested individually and generate cash inflows that are largely independent of those of other assets or groups of assets, and can be comprised of a single site, a group of sites, or a line of business.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Accounting policies:

The Q4 2022 Interim Financial Statements are based on accounting policies consistent with those described in note 2 to our 2021 AFS.

3.           SEGMENT AND CUSTOMER REPORTING

Segments:

Celestica delivers innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market, and is comprised of our Aerospace and Defense (A&D), Industrial, HealthTech and Capital Equipment businesses. Our CCS segment consists of our Communications and Enterprise (servers and storage) end markets. Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 25 to our 2021 AFS for a description of the businesses that comprise our segments, and how segment revenue, segment income and segment margin were determined.

Information regarding the performance of our reportable segments is set forth below:

Revenue by segment:	Three months ended December 31				Year ended December 31
	2021		2022		2021		2022
		% of total		% of total		% of total		% of total
ATS	$632.8	42%	$821.5	40%	$2,315.1	41%	$2,979.0	41%
CCS	879.3	58%	1,221.1	60%	3,319.6	59%	4,271.0	59%
Communications end market revenue as a % of total revenue		39%		39%		40%		40%
Enterprise end market revenue as a % of total revenue		19%		21%		19%		19%
Total	$1,512.1		$2,042.6		$5,634.7		$7,250.0

Segment income, segment margin, and reconciliation of segment income to IFRS earnings before income taxes:		Three months ended December 31				Year ended December 31
	Note	2021		2022		2021		2022
			Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment income and margin		$35.4	5.6%	$36.2	4.4%	$105.0	4.5%	$140.9	4.7%
CCS segment income and margin		38.9	4.4%	71.6	5.9%	128.9	3.9%	217.1	5.1%
Total segment income		74.3		107.8		233.9		358.0
Reconciling items:
Finance costs	8	8.3		19.3		31.7		59.7
Employee stock-based compensation (SBC) expense		9.2		14.2		33.4		51.0
Amortization of intangible assets (excluding computer software)		7.8		9.2		22.5		37.0
Other charges, net of recoveries	10	7.4		2.8		10.3		6.7
IFRS earnings before income taxes		$41.6		$62.3		$136.0		$203.6

Customers:

Two customers (each in our CCS segment) individually represented 10% or more of total revenue in Q4 2022 (13% and 11%) and FY 2022 (11% for each customer). No customer individually represented 10% or more of total revenue in the fourth quarter of 2021 (Q4 2021) or in the year ended December 31, 2021 (FY 2021).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Seasonality:

From time to time, we experience some level of seasonality in our quarterly revenue patterns across certain of our businesses. Typically, revenue from our Enterprise end market decreases in the first quarter of the year compared to the previous quarter, and then increases in the second quarter, reflecting an increase in customer demand. We also typically experience our lowest overall revenue levels during the first quarter of each year. There can be no assurance that these patterns will continue. The addition of new customers has also introduced different demand cycles from our existing customers, creating more volatility and unpredictability in our revenue patterns. These and other factors make it difficult to isolate the impact of seasonality on our business.

4.    ACQUISITION

On November 1, 2021, we completed the acquisition of 100% of the shares of PCI Private Limited (PCI), a fully integrated design, engineering and manufacturing solutions provider with five manufacturing and design facilities across Asia. The final purchase price for PCI was $314.7, net of $11.4 of cash acquired. In the first quarter of 2022 (Q1 2022), we finalized the purchase price allocation for the acquisition. In connection therewith, we made the following changes to our preliminary purchase price allocation: increased the carrying value of customer intangible assets by $2.7, increased deferred income taxes liability by $0.5, and decreased goodwill by $2.2. Details of our final purchase price allocation for the PCI acquisition are as follows:

Accounts receivable and other current assets	$68.9
Inventories	83.6
Property, plant and equipment	22.8
Customer intangible assets	176.1
Other non-current assets	6.9
Goodwill	123.8
Accounts payable and accrued liabilities	(121.3)
Other current liabilities	(8.1)
Deferred income taxes and other long-term liabilities	(38.0)
$314.7

Due to the acquisition, our amortization of intangible assets increased by approximately $18 annually. Goodwill from the acquisition is attributable to our ATS segment and is not tax deductible.

We engaged third-party consultants to provide valuations of certain inventory, property, plant and equipment and intangible assets in connection with our acquisition of PCI. The fair value of the acquired tangible assets was measured by applying the market (sales comparison, brokers' quotes), cost or replacement cost, or the income (discounted cash flow) approach, as deemed appropriate. The valuation of the intangible assets by the third-party consultants was primarily based on the income approach using a discounted cash flow model and forecasts based on management's subjective estimates and assumptions. Various Level 2 and 3 data inputs of the fair value measurement hierarchy (described in note 20 to the 2021 AFS) were used in the valuation of the foregoing assets.

In connection with our acquisition of PCI, we recorded nil Acquisition Costs (defined in note 10) in Q4 2022 and $0.4 of Acquisition Costs in FY 2022 (Q4 2021 — $1.1; FY 2021 — $4.8). See note 10 for a description of aggregate Acquisition Costs (Recoveries) incurred in each of the foregoing periods.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
5.             ACCOUNTS RECEIVABLE

Accounts receivable (A/R) sales program and supplier financing programs (SFPs):
We are party to an A/R sales program agreement with a third-party bank to sell up to $405.0 (as amended in September 2022 to increase the prior limit of $300.0) in A/R on an uncommitted, revolving basis, subject to pre-determined limits by customer. This agreement provides for automatic annual one-year extensions, and may be terminated at any time by the bank or by us upon 3 months’ prior notice, or by the bank upon specified defaults. Under our A/R sales program, we continue to collect cash from our customers and remit amounts collected to the bank weekly.

As of December 31, 2022, we participate in three customer SFPs, pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis. The SFPs have an indefinite term and may be terminated at any time by the customer or by us upon specified prior notice. Under our SFPs, the third-party banks collect the relevant A/R directly from these customers.

At December 31, 2022, we sold $245.6 of A/R (December 31, 2021 — $45.8) under our A/R sales program, and $105.6 of A/R (December 31, 2021 — $98.0) under the SFPs. The A/R sold under each of these programs are de-recognized from our A/R balance at the time of sale, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the A/R to the banks. A/R are sold net of discount charges, which are recorded as finance costs in our consolidated statement of operations.

Contract assets:

At December 31, 2022, our A/R balance included $292.9 (December 31, 2021 — $253.5) of contract assets recognized as revenue in accordance with our revenue recognition accounting policy.

6.             INVENTORIES
We record inventory provisions, net of valuation recoveries, in cost of sales. Inventory provisions reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily reflect gains on the disposition of previously written-down inventory. We recorded net inventory provisions of $13.9 and $30.5 for Q4 2022 and FY 2022, respectively (Q4 2021 and FY 2021— $1.8 and $4.9, respectively). The accounting treatment of inventories destroyed in a fire event in June 2022 is described in notes 10 and 15.
We receive cash deposits from certain of our customers primarily to help mitigate the impact of higher inventory levels carried due to the current constrained materials environment, and to reduce risks related to excess and/or obsolete inventory. Such deposits as of December 31, 2022 totaled $825.6 (December 31, 2021 — $434.0), and were recorded in accrued and other current liabilities on our consolidated balance sheet.

7.    PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS

Our pension and post-employment defined benefit plan obligations are determined based on actuarial valuations. We recognize actuarial gains or losses arising from pension and non-pension post-employment defined benefit plans in other comprehensive income (loss) (OCI), and subsequently reclassify the amounts to deficit. During Q4 2022 and FY 2022, we recognized an actuarial gain of $29.1 (Q4 2021 and FY 2021 — actuarial gain of $9.3), relating to such benefit plans.

8.          CREDIT FACILITIES AND LEASE OBLIGATIONS

We are party to a credit agreement (Credit Facility) with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which as of a December 6, 2021 amendment thereto, includes a term loan in the original principal amount of $350.0 (Initial Term Loan), a term loan in the original principal amount of $365.0 (Incremental Term Loan), and a $600.0 revolving credit facility (Revolver). Prior to such amendment, the Credit Facility included the Initial Term Loan, a term loan in the original principal amount of $250.0 (Terminated Term Loan), the outstanding borrowings under which were fully repaid on December 6, 2021 with a portion of the proceeds of the Incremental Term Loan, and commitments of $450.0 under the

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Revolver. See note 11 to the 2021 AFS for additional detail regarding the amendments to our Credit Facility in December 2021. The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans.

The Initial Term Loan matures in June 2025. The Incremental Term Loan and the Revolver each mature on March 28, 2025, unless either (i) the Initial Term Loan has been prepaid or refinanced or (ii) commitments under the Revolver are available and have been reserved to repay the Initial Term Loan in full, in which case the Incremental Term Loan and Revolver each mature on December 6, 2026.

The Credit Facility has an accordion feature that allows us to increase the Term Loans and/or commitments under the Revolver by $150.0, plus an unlimited amount to the extent that a specified leverage ratio on a pro forma basis does not exceed specified limits, in each case on an uncommitted basis and subject to the satisfaction of certain terms and conditions.

Borrowings under the Revolver bear interest, depending on the currency of the borrowing and our election for such currency, at LIBOR, Base Rate, Canadian Prime, an Alternative Currency Daily Rate, or an Alternative Currency Term Rate (each as defined in the Credit Facility) plus a specified margin. The margin for borrowings under the Revolver and the Incremental Term Loan ranges from 1.50% — 2.25% for LIBOR borrowings and Alternative Currency borrowings, and between 0.50% — 1.25% for Base Rate and Canadian Prime borrowings, in each case depending on the rate we select and our consolidated leverage ratio (as defined in the Credit Facility). Commitment fees range between 0.30% and 0.45% depending on our consolidated leverage ratio. The Initial Term Loan currently bears interest at LIBOR plus 2.125%. The Incremental Term Loan currently bears interest at LIBOR plus 2.0%. See note 12 for a description of the LIBOR successor provisions under the Credit Facility. Prior to the amendments to our Credit Facility in December 2021, the margin for borrowings under the Revolver ranged from 0.75% to 2.5%, commitment fees ranged between 0.35% and 0.50%, in each case depending on the rate we selected and our consolidated leverage ratio, the Initial Term Loan bore interest at LIBOR plus 2.125%, and the Terminated Term Loan bore interest at LIBOR plus 2.5%.

The Incremental Term Loan requires quarterly principal repayments of $4.5625, and each of the Term Loans requires a lump sum repayment of the remainder outstanding at maturity. The Initial Term Loan required quarterly principal repayments of $0.875, all of which were paid by the first half of 2020. We are also required to make annual prepayments of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver, in the manner set forth in the Credit Facility) ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow for the prior fiscal year. No prepayments based on 2021 excess cash flow were required in 2022, or will be required in 2023 based on 2022 excess cash flow. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets). No Credit Facility prepayments based on 2021 net cash proceeds were required in 2022, or will be required in 2023 based on net cash proceeds for 2022. Any outstanding amounts under the Revolver are due at maturity.

Activity under our Credit Facility during FY 2021 and FY 2022 is set forth below:

	Revolver (5)	Term loans
Outstanding balances as of December 31, 2020	$—	$470.4
Amount repaid in Q1 2021(1)	—	(30.0)
Amount borrowed in Q4 2021(2)	220.0	365.0
Amount repaid in Q4 2021(2)	(220.0)	(145.0)
Outstanding balances as of December 31, 2021	$—	$660.4
Amount repaid in Q1 2022(3)	—	(4.5625)
Amount repaid in Q2 2022(3)	—	(4.5625)
Amount repaid in Q3 2022(3)	—	(4.5625)
Amount repaid in Q4 2022(4)	—	(19.5625)
Outstanding balances as of December 31, 2022	$—	$627.2
(1)    Represents a prepayment under the Terminated Term Loan.
(2)    On October 27, 2021, we borrowed $220.0 under the Revolver to fund a portion of the PCI acquisition price in November 2021 (see note 4). On December 6, 2021, upon receipt of the net proceeds from the $365.0 Incremental Term Loan, we repaid all remaining amounts outstanding under the Terminated Term Loan ($145.0) and $215.0 of the $220.0 borrowed under the Revolver. On December 29, 2021, we repaid the remaining $5.0 outstanding under the Revolver.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
(3)    Represents the scheduled quarterly principal repayment under the Incremental Term Loan.
(4)    Represents the scheduled quarterly principal repayment under the Incremental Term Loan and a $15.0 voluntary prepayment under the Initial Term Loan.
(5)    In addition to borrowings for the acquisition of PCI, we have drawn on the Revolver for short term borrowings from time-to-time during the periods set forth in this table and repaid such borrowings in full within the quarter borrowed. Such intra-quarter borrowings and repayments, other than those related to the acquisition of PCI, are offset against each other, and are excluded from this table.

At December 31, 2022 and December 31, 2021, we were in compliance with all restrictive and financial covenants under the Credit Facility.

The following tables set forth, at the dates shown: outstanding borrowings under the Credit Facility, excluding ordinary course letters of credit (L/Cs); notional amounts under our interest rate swap agreements; and outstanding lease obligations:

	Outstanding borrowings		Notional amounts under interest rate swaps (note 12)
	December 31 2021	December 31 2022	December 31 2021	December 31 2022
Borrowings under the Revolver	$—	$—	$—	$—
Borrowings under term loans:
Initial Term Loan	$295.4	$280.4	$100.0	$100.0
Incremental Term Loan	365.0	346.8	100.0	230.0
Total	$660.4	$627.2	$200.0	$330.0
Total borrowings under Credit Facility	$660.4	$627.2
Unamortized debt issuance costs related to our term loans (1)	(4.6)	(3.5)
Lease obligations(2)	138.6	162.4
	$794.4	$786.1
Total Credit Facility and lease obligations:
Current portion	$51.5	$52.2
Long-term portion	742.9	733.9
	$794.4	$786.1

(1)We incur debt issuance costs upon execution of, subsequent security arrangements under, and amendments to the Credit Facility. Debt issuance costs of nil and $0.3 incurred in Q4 2022 and FY 2022, respectively (Q4 2021 and FY 2021 — $2.2) in connection with our Revolver were deferred as other assets on our consolidated balance sheet and are amortized on a straight line basis over the remaining term of the Revolver. Debt issuance costs of nil and $0.3 incurred in Q4 2022 and FY 2022, respectively (Q4 2021 and FY 2021 — $1.8) in connection with our Term Loans were deferred as long-term debt on our consolidated balance sheet and are amortized over their respective terms using the effective interest rate method. In December 2021, we accelerated the amortization of $2.6 of unamortized deferred financing costs related to the Terminated Term Loan, which we recorded in other charges (see note 10).
(2)These lease obligations represent the present value of unpaid lease payment obligations which have been discounted using our incremental borrowing rate on the lease commencement dates. In addition to these lease obligations, we have commitments under additional real property leases not recognized as liabilities as of December 31, 2022 or December 31, 2021 (as applicable) because all (or a portion of) such leases had not yet commenced as of such dates. A description of these leases and minimum lease obligations thereunder are disclosed in note 24 to the 2021 AFS.

The following table sets forth, at the dates shown, information regarding outstanding L/Cs, surety bonds and overdraft facilities:

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

	December 31 2021	December 31 2022
Outstanding L/Cs under the Revolver	$21.0	$18.0
Outstanding L/Cs and surety bonds outside the Revolver	27.1	23.8
Total	$48.1	$41.8
Available uncommitted bank overdraft facilities	$198.5	$198.5
Amounts outstanding under available uncommitted bank overdraft facilities	$—	$—

Finance costs consist of interest expense and fees related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, our A/R sales program and the SFPs, and interest expense on our lease obligations, net of interest income earned.

9.            CAPITAL STOCK

SVS Repurchase Plans:
In recent years, we have repurchased SVS in the open market, or as otherwise permitted, for cancellation through normal course issuer bids (NCIBs), which allow us to repurchase a limited number of SVS during a specified period. The maximum number of SVS we are permitted to repurchase for cancellation under each NCIB is reduced by the number of SVS we arrange to be purchased by any non-independent broker in the open market during the term of such NCIB to satisfy delivery obligations under our SBC plans. We from time-to-time enter into automatic share purchase plans (ASPPs) with a broker, instructing the broker to purchase our SVS in the open market on our behalf, either for cancellation under an NCIB (NCIB ASPPs) or for delivery obligations under our SBC plans (SBC ASPPs), including during any applicable trading blackout periods, up to specified maximums (and subject to certain pricing and other conditions) through the term of each ASPP.

On November 19, 2020, the TSX accepted our notice to launch an NCIB (2020 NCIB), which allowed us to repurchase, at our discretion, from November 24, 2020 until the earlier of November 23, 2021 or the completion of purchases thereunder, up to approximately 9.0 million SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. We entered into NCIB ASPPs in each of December 2020, March 2021 and June 2021, all of which have since expired. As of December 31, 2020, we accrued $15.0, representing the estimated contractual maximum number of permitted SVS repurchases (Contractual Maximum Quantity) under the December 2020 NCIB ASPP (2.0 million SVS). This accrual was reversed in FY 2021.

On December 2, 2021, the TSX accepted our notice to launch another NCIB (2021 NCIB), which allowed us to repurchase, at our discretion, from December 6, 2021 until the earlier of December 5, 2022 or the completion of purchases thereunder, up to approximately 9.0 million of our SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. We entered into NCIB ASPPs in each of December 2021, June 2022 and September 2022, all of which have since expired. As of December 31, 2021 we accrued $7.5 (2021 NCIB Accrual), representing the estimated Contractual Maximum Quantity (0.7 million SVS) under the December 2021 NCIB ASPP, which was reversed in FY 2022. In each of December 2021 and May 2022, we entered into an SBC ASPP, each of which has since expired. We recorded an accrual as of December 31, 2021 of $33.8 (2021 SBC Accrual), representing the estimated Contractual Maximum Quantity (3.0 million SVS) under the December 2021 SBC ASPP, which was reversed in FY 2022.

On December 8, 2022, the TSX accepted our notice to launch a new NCIB (2022 NCIB). The 2022 NCIB allows us to repurchase, at our discretion, from December 13, 2022 until the earlier of December 12, 2023 or the completion of purchases thereunder, up to approximately 8.8 million of our SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. As of December 31, 2022, approximately 8.5 million SVS remain available for repurchase under the 2022 NCIB either for cancellation or SBC delivery purposes. In December 2022, we entered into an NCIB ASPP that expired prior to December 31, 2022 (with no accrual recorded).

SVS repurchased in Q4 2022, FY 2022, Q4 2021 and FY 2021 for cancellation and for SBC plan delivery obligations (including under ASPPs) are set forth in the chart below.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
SVS repurchases:

	Three months ended December 31		Year ended December 31
	2021	2022	2021	2022
Aggregate cost(1) of SVS repurchased for cancellation(2)	$0.04	$12.0	$35.9	$34.6
Number of SVS repurchased for cancellation (in millions)(3)	0.0036	1.2	4.4	3.4
Weighted average price per share for repurchases	$10.97	$10.20	$8.21	$10.45
Aggregate cost(1) of SVS repurchased for delivery under SBC plans (see below)(4)	$20.6	$—	$20.6	$44.9
Number of SVS repurchased for delivery under SBC plans (in millions)(5)	1.9	—	1.9	3.9
(1)Includes transaction fees.
(2)For Q4 2021 and FY 2021, excludes the $7.5 2021 NCIB Accrual.
(3)For Q4 2021 and FY 2021, includes 0.0036 million and 2.8 million NCIB ASPP purchases of SVS for cancellation, respectively. For Q4 2022 and FY 2022, includes 0.8 million and 2.5 million NCIB ASPP purchases of SVS for cancellation, respectively.
(4)For Q4 2021 and FY 2021, excludes the $33.8 2021 SBC Accrual.
(5)For Q4 2021 and FY 2021, includes 0.7 million SBC ASPP purchases; for FY 2022, all purchases were SBC ASPP purchases.

SBC:

From time to time, we pay cash to a broker to purchase SVS in the open market to satisfy delivery requirements under our SBC plans. At December 31, 2022, the broker held 1.5 million SVS with a value of $16.7 (December 31, 2021 — 1.4 million SVS with a value of $15.1) for this purpose, which we report as treasury stock on our consolidated balance sheet. We used 3.9 million SVS held by the broker (including additional SVS purchased during FY 2022) to settle SBC awards during FY 2022.

We grant restricted share units (RSUs) and performance share units (PSUs), and from time-to-time stock options, to employees under our SBC plans. The majority of RSUs vest one-third per year over a three-year period. Stock options generally vest 25% per year over a four-year period. The number of outstanding PSUs that will actually vest will vary from 0% to 200% of a target amount granted based on the level of achievement of a pre-determined non-market performance measurement in the final year of a three-year performance period, subject to modification by each of a separate pre-determined non-market financial target and our relative Total Shareholder Return (TSR) performance over the three-year vesting period. The portion of our expense that relates to non-TSR-based performance is subject to adjustment in any period to reflect changes in the estimated level of achievement of pre-determined goals and financial targets. We also grant deferred share units (DSUs) and RSUs (under specified circumstances) to directors as compensation under our Directors' Share Compensation Plan. See note 2(l) to the 2021 AFS for further detail.

On December 15, 2022, we entered into a total return swap (TRS) agreement to manage cash flow requirements and our exposure to fluctuations in the share price of our SVS in connection with the settlement of certain outstanding equity awards under our SBC plans. See note 12 for further detail.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Information regarding RSU, PSU, DSU and stock option grants to employees and directors, as applicable, for the periods indicated is set forth below:

	Three months ended December 31		Year ended December 31
	2021	2022	2021	2022
RSUs Granted:
Number of awards (in millions)	0.3	0.1	3.0	2.1
Weighted average grant date fair value per unit	$10.59	$10.67	$8.36	$12.14

PSUs Granted:
Number of awards (in millions, representing 100% of target)	1.0	—	2.9	1.3
Weighted average grant date fair value per unit	$10.78	$—	$9.49	$14.27

DSUs Granted:
Number of awards (in millions)	0.03	0.03	0.12	0.12
Weighted average grant date fair value per unit	$11.13	$11.27	$8.98	$10.18

Stock Options Granted
Number of awards (in millions)	0.09	—	0.09	—
Weighted average grant date fair value per option	$4.22	$—	$4.22	$—

Information regarding employee and director SBC expense for the periods indicated is set forth below:

	Three months ended December 31		Year ended December 31
	2021	2022	2021	2022
Employee SBC expense in cost of sales	$3.6	$5.6	$13.0	$20.3
Employee SBC expense in SG&A	5.6	8.6	20.4	30.7
Total	$9.2	$14.2	$33.4	$51.0
Director SBC expense in SG&A(1)	$0.6	$0.6	$2.1	$2.2
(1) Expense consists of director compensation to be settled with SVS, or SVS and cash, as elected by each director.

10.             OTHER CHARGES, NET OF RECOVERIES

	Three months ended December 31		Year ended December 31
	2021	2022	2021	2022
Restructuring charges, net of recoveries (a)	$2.4	$2.8	$10.5	$8.4
Transition Costs (Recoveries) (b)	0.9	—	1.2	(2.1)
Credit Facility-related charges (c)	3.0	—	$3.0	—
Acquisition Costs (Recoveries) and Other (d)	1.1	—	(4.4)	0.4
	$7.4	$2.8	$10.3	$6.7

In addition to the items set forth above, other charges, net of recoveries for FY 2022 included approximately $95 in aggregate charges representing write-downs to inventories, a building and equipment resulting from the fire event described in note 15 below (nil recorded in Q4 2022 related to such event), as well as equivalent amounts in recoveries in each of the respective periods, as we expect to fully recover the written-down amounts pursuant to the terms and conditions of our insurance policies. As a result, such event had no net impact on other charges, net of recoveries during Q4 2022 or FY 2022. See note 15 for further detail.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Annual Impairment Assessment:

We review the carrying amount of goodwill, intangible assets, property, plant and equipment, and right-of-use (ROU) assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets, or the related CGU or CGUs, may not be recoverable. If any such indication exists, we test the carrying amount of such assets or CGUs for impairment. No triggering events occurred during FY 2021 or FY 2022 (however, refer to paragraph (a) below for a description of write-downs of specified assets during such periods in connection with our restructuring activities). Also see note 15. In addition to an assessment of triggering events during the year, we conduct an annual impairment assessment of CGUs with goodwill in the fourth quarter of each year to correspond with our annual planning cycle (Annual Impairment Assessment). During each of Q4 2021 and Q4 2022, we performed our Annual Impairment Assessment of CGUs with goodwill and determined that there was no impairment, as the recoverable amount of such CGUs exceeded their respective carrying values.

(a)    Restructuring:

Our restructuring activities for Q4 2022 and FY 2022 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.

We recorded cash restructuring charges of $2.8 and $7.5 in Q4 2022 and FY 2022, respectively, consisting primarily of employee termination costs. We recorded nil non-cash restructuring charges in Q4 2022, and $0.9 of non-cash restructuring charges in FY 2022, consisting of the write-down of ROU assets in connection with vacated properties and assets related to disengaging programs. In Q4 2021 and FY 2021, we recorded cash charges of $1.5 and $9.8, respectively, primarily for employee termination costs. In Q4 2021, we recorded non-cash restructuring charges of $0.9. In FY 2021, we recorded net non-cash restructuring charges of $0.7 (consisting of non-cash restructuring charges of $1.5 and non-cash restructuring recoveries of $0.8). The non-cash restructuring recoveries recognized in FY 2021 primarily reflect gains on the sale of surplus equipment. The non-cash restructuring charges recorded in Q4 2021 and FY 2021 consisted primarily of the write-down of equipment related to disengaged programs. At December 31, 2022, our restructuring provision was $5.8 (December 31, 2021 — $6.1), which we recorded in the current portion of provisions on our consolidated balance sheet.

(b)    Transition Costs (Recoveries):

Transition Costs consist of costs recorded in connection with: (i) the transfer of manufacturing lines from closed sites to other sites within our global network; and (ii) the sale of real properties unrelated to restructuring actions (Property Dispositions). Transition Costs in prior periods also included costs in connection with the relocation of our Toronto manufacturing operations and corporate headquarters in connection with the 2019 sale of our former Toronto real property. Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use and other costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations, transfers and dispositions. Transition Recoveries consist of any gains recorded in connection with Property Dispositions. We incurred no Transition Costs during Q4 2022 and $1.5 of Transition Costs during FY 2022, related primarily to the disposal of assets reclassified as held for sale in Q1 2022. We recorded no Transition Recoveries in Q4 2022 and $3.6 of Transition Recoveries in FY 2022, reflecting the gain on the disposal of such assets held for sale. We incurred Transition Costs of $0.9 and $1.2 during Q4 2021 and FY 2021, respectively, pertaining to the transfer of manufacturing lines from closed sites to other sites within our global network, and no Transition Recoveries during either period.

(c)    Credit Facility-related charges:

Credit facility-related charges in Q4 2021 consist primarily of a $2.6 charge to accelerate the amortization of unamortized deferred financing costs upon termination of the Terminated Term Loan in connection with our December 2021 amendment to the Credit Facility. See note 8 for a discussion of such amendment.
(d)    Acquisition Costs (Recoveries) and Other:

We incur consulting, transaction and integration costs relating to potential and completed acquisitions. We also incur charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
recorded in connection with acquisitions, when applicable. Collectively, these costs, charges and releases are referred to as Acquisition Costs (Recoveries).

We recorded nil Acquisition Costs in Q4 2022, and $0.4 of Acquisition Costs during FY 2022 related to the acquisition of PCI (see note 4). No Acquisition Recoveries were recorded in either Q4 2022 or FY 2022. Acquisition Costs of $1.1 and $7.3 were recorded during Q4 2021 and FY 2021, respectively, related in each case to acquisition activities, including our acquisition of PCI, offset in part (in FY 2021) by $1.2 of releases related to certain indirect tax liabilities previously recorded in connection with our acquisition of Impakt Holdings, LLC in November 2018. Other consists of legal recoveries of nil in Q4 2021 and $10.5 in FY 2021 in connection with the settlement of class action lawsuits (for component parts purchased in prior periods) in which we were a plaintiff.

11.         INCOME TAXES

Our income tax expense or recovery for each quarter is determined by multiplying the earnings or losses before tax for such quarter by management’s best estimate of the weighted-average annual income tax rate expected for the full year, taking into account the tax effect of certain items recognized in the interim period. As a result, the effective income tax rates used in our interim financial statements may differ from management’s estimate of the annual effective tax rate for the annual financial statements. Our estimated annual effective income tax rate varies as the quarters progress, for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believes it is not probable that future taxable profit will be available against which tax losses and deductible temporary differences could be utilized. Our annual effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.
Our Q4 2022 net income tax expense of $19.9 includes an adverse $1.3 taxable foreign exchange impact arising from the fluctuation of the Chinese renminbi relative to the U.S. dollar, our functional currency (Currency Impact) and a $3.3 expense arising from taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Chinese subsidiaries (Repatriation Expense). Our FY 2022 net income tax expense of $58.1 was favorably impacted by $4.9 in reversals of tax uncertainties in one of our Asian subsidiaries, which was more than offset by an adverse $3.5 Currency Impact and a $3.3 Repatriation Expense. The withholding tax of $10.3 associated with the repatriation of undistributed earnings from certain of our Chinese subsidiaries in FY 2022 (realized as current tax) was fully offset by the reversal of previously accrued deferred taxes from the then-anticipated repatriation of such undistributed earnings.

Our Q4 2021 net income tax expense of $9.7 included favorable tax impacts related to the geographical mix of our profits, a $1.5 deferred tax recovery recorded in connection with the revaluation of certain temporary differences using the future effective tax rate of our Thailand subsidiary in connection with the then-upcoming transition from a 100% income tax exemption to a 50% exemption in 2022 under an applicable tax incentive (Revaluation Impact) and a $2.0 Repatriation Expense. Our FY 2021 net income tax expense of $32.1 was favorably impacted by a $7.6 Revaluation Impact, largely offset by a $6.0 Repatriation Expense. Taxable foreign exchange impacts were not significant in either Q4 2021 or FY 2021.

12.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, A/R, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities, the Term Loans, borrowings under the Revolver, lease obligations, and derivatives.

Equity price risk:

On December 15, 2022, we entered into a TRS agreement (TRS Agreement) with a third-party bank with respect to a notional amount of 3.0 million of our SVS (Notional Amount) to manage our cash flow requirements and exposure to fluctuations in the price of our SVS in connection with the settlement of certain outstanding equity awards under our SBC plans. The counterparty under the TRS Agreement is obligated to make a payment to us upon its termination (in whole or in part) or expiration (Settlement) based on the increase (if any) in the value of the TRS (as defined in the TRS Agreement) over the agreement’s term, in exchange for periodic payments made by us based on the counterparty’s SVS purchase costs (or the trade date value of

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
the Notional Amount if the counterparty elects not to make hedging SVS purchases) and a variable interest rate plus a specified margin. Similarly, if the value of the TRS (as defined in the TRS Agreement) decreases over the term of the TRS Agreement, we are obligated to pay the counterparty the amount of such decrease upon Settlement. If the counterparty purchases SVS, the change in value of the TRS is determined by comparing the average amount realized by the counterparty upon the disposition of purchased SVS to the average amount paid for such SVS. If the counterparty does not purchase SVS, the change in value of the TRS is determined by comparing the trade date value of the Notional Amount to the value of the Notional Amount upon Settlement. As of December 31, 2022, the counterparty had acquired 400,205 SVS at a weighted average price of $10.97. The TRS Agreement matures on February 10, 2023, provides for automatic annual one-year extensions (subject to specified conditions), and may be terminated by either party at any time. The TRS does not qualify for hedge accounting, with changes in fair value recognized in our consolidated statement of operations each quarter. The TRS did not have a material impact on our consolidated financial statements for Q4 2022 or FY 2022.

Interest rate risk:

Borrowings under the Credit Facility expose us to interest rate risk due to the potential variability of market interest rates. In order to partially hedge against our exposure to interest rate variability on our Term Loans, we have entered into various agreements with third-party banks to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for a portion of the borrowings under our Term Loans. At December 31, 2022, we had: (i) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings that expire in August 2023 (Initial Swaps); (ii) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings, for which the cash flows commence upon the expiration of the Initial Swaps and continue through June 2024 (First Extended Initial Swaps); (iii) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings (and any subsequent term loans replacing the Initial Term Loan), for which the cash flows commence upon the expiration of the First Extended Initial Swaps and continue through December 2025 (Second Extended Initial Swaps); (iv) interest rate swaps hedging the interest rate risk associated with $100.0 of outstanding borrowings under the Incremental Term Loan that expire in December 2023 (Incremental Swaps); (v) interest rate swaps hedging the interest rate risk associated with $100.0 of our Incremental Term Loan borrowings, for which the cash flows commence upon the expiration of the Incremental Swaps and continue through December 2025 (First Extended Incremental Swaps); and (vi) interest rate swaps hedging the interest rate risk associated with an additional $130.0 of our Incremental Term Loan borrowings that expire in December 2025 (Additional Incremental Swaps). We have an option to cancel up to $50.0 of the notional amount of the Additional Incremental Swaps from January 2024 through October 2025.

At December 31, 2022, the interest rate risk related to $297.2 of borrowings under the Credit Facility was unhedged, consisting of unhedged amounts outstanding under the Term Loans ($180.4 under the Initial Term Loan and $116.8 under the Incremental Term Loan), and no amounts outstanding (other than ordinary course L/Cs) under the Revolver. See note 8.

At December 31, 2022, the fair value of our interest rate swap agreements was an unrealized gain of $18.7, which we recorded in other non-current assets on our consolidated balance sheet. At December 31, 2021, the fair value of our interest rate swap agreements was a net unrealized loss of $6.9, consisting of aggregate unrealized losses of $7.4, which we recorded in other non-current liabilities on our consolidated balance sheet, and aggregate unrealized gains of $0.5, which we recorded in other non-current assets on our consolidated balance sheet. The unrealized portion of the change in fair value of the swaps is recorded in OCI. The realized portion of the change in fair value of the swaps is released from accumulated OCI and recognized under finance costs in our consolidated statement of operations when the hedged interest expense is recognized.

Global reform of major interest rate benchmarks is currently underway, including the anticipated replacement of some Interbank Offered Rates (including LIBOR) with alternative nearly risk-free rates. See note 2, "Recently issued accounting standards and amendments" of the 2021 AFS. As at December 31, 2022, we have obligations under our Credit Facility and derivative instruments that are indexed to LIBOR (LIBOR Agreements). The interest rates under these agreements are subject to change when relevant LIBOR benchmark rates cease to exist. There remains uncertainty over the timing and methods of transition to such alternate rates.
Our Credit Facility provides that, with respect to the Initial Term Loan and any non-U.S. dollar-denominated borrowings under the Revolver, when the administrative agent, the majority of lenders or we determine that LIBOR (or the corresponding rate for any Alternative Currency, as defined in the Credit Facility), is unavailable or being replaced, then we and the administrative agent may amend the underlying credit agreement to reflect a successor rate as specified therein. The Credit Facility has not yet

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
been so amended. Once LIBOR becomes unavailable: (i) if no successor rate has been established, LIBOR borrowings under the Initial Term Loan will convert to Base Rate loans, and any non-U.S. dollar-denominated borrowings under the Revolver will be repaid, replaced or converted pursuant to the Credit Facility, and (ii) LIBOR borrowings under the Incremental Term Loan and U.S. dollar-denominated borrowings under the Revolver will convert to secured overnight financing rate (SOFR) loans recommended or selected by the relevant governmental body, adjusted as set forth in the Credit Facility. It remains uncertain when the benchmark transitions will be complete or what replacement rates will be used.

Our variable rate Term Loans are partially hedged with interest rate swap agreements (described above). Hedge ineffectiveness could result due to the cessation of LIBOR, if such agreements transition using a different benchmark or spread adjustment as compared to the underlying hedged debt. The Second Extended Initial Swaps, the First Extended Incremental Swaps and the Additional Incremental Swaps mirror the LIBOR successor provisions under the Credit Facility, but have not yet transitioned to a successor rate. We have also amended the swap agreement with one of the two counterparty banks under the Incremental Swaps (with a notional amount of $50.0) to mirror the LIBOR successor provisions under the Credit Facility, but such swaps have not yet transitioned to the successor rate. Our remaining interest rate swap agreements do not yet have LIBOR successor provisions and will require future amendment. As a result, we cannot assure that benchmark transitions under these interest rate swap agreements will be successful, or if so, what replacement rates will be used.

Our A/R sales program and three customer SFPs that were indexed to LIBOR have transitioned to alternative benchmark rates with predetermined spreads. Our lease arrangements with progress payments that were indexed to LIBOR have transitioned to SOFR-based benchmark rates. These transitions did not have a significant impact on our consolidated financial statements. Our TRS agreement bears interest based on SOFR.

While we expect that reasonable alternatives to LIBOR benchmarks will be implemented in advance of their cessation dates, we cannot assure that this will be the case. If relevant LIBOR benchmarks are no longer available and the alternative reference rate is higher, interest rates under the affected LIBOR Agreements would increase, which would adversely impact our interest expense, our financial performance and cash flows. We will continue to monitor developments with respect to the cessation of LIBOR, and will evaluate potential impacts on our LIBOR Agreements, processes, systems, risk management methodology and valuations, financial reporting, taxes, and financial results. However, we are currently unable to predict what the future replacement rates or consequences on our operations or financial results will be.

Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes, including negative impacts on currency exchange rates related to the COVID-19 pandemic, could have a material effect on our business, financial performance and financial condition.

Our major currency exposures at December 31, 2022 are summarized in U.S. dollar equivalents in the following table. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at December 31, 2022.

	Canadian dollar	Euro	Thai baht	Chinese renminbi	Mexican peso	Malaysian ringgit
Cash and cash equivalents	$1.1	$11.0	$3.6	$9.9	$1.3	$2.0
Accounts receivable	7.4	56.4	—	19.8	—	7.5
Income taxes and value-added taxes receivable	19.7	1.2	0.9	5.6	41.0	5.8
Other financial assets	0.4	7.7	0.2	0.4	0.9	4.9
Pension and non-pension post-employment liabilities	(73.4)	(0.7)	(19.6)	(0.5)	(4.4)	—
Income taxes and value-added taxes payable	(19.0)	(2.2)	(4.8)	(7.1)	(12.8)	(1.4)
Accounts payable and certain accrued and other liabilities and provisions	(63.7)	(41.5)	(45.4)	(46.3)	(15.9)	(31.8)
Net financial assets (liabilities)	$(127.5)	$31.9	$(65.1)	$(18.2)	$10.1	$(13.0)

We enter into foreign currency forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge the exposures of our monetary assets and liabilities denominated in foreign currencies. While these contracts are intended to reduce

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates.

At December 31, 2022, we had foreign currency forwards and swaps to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars (1)	Maximum period in months	Fair value gain (loss)
Canadian dollar	$194.2	$0.75	12	$(1.9)
Thai baht	138.0	0.03	12	6.8
Malaysian ringgit	127.8	0.22	12	1.3
Mexican peso	56.6	0.05	12	0.9
British pound	2.6	1.18	4	(0.2)
Chinese renminbi	45.7	0.15	12	0.4
Euro	46.2	1.04	8	(3.4)
Romanian leu	37.3	0.20	12	1.5
Singapore dollar	24.7	0.72	12	1.1
Japanese yen	6.8	0.0072	4	(0.6)
Korean won	4.8	0.0008	4	(0.7)
Total	$684.7			$5.2

Fair values of outstanding foreign currency forward and swap contracts related to effective cash flow hedges where we applied hedge accounting				6.6
Fair values of outstanding foreign currency forward and swap contracts related to economic hedges where we record the changes in the fair values of such contracts through our consolidated statement of operations				(1.4)
				$5.2
(1)Represents the U.S. dollar equivalent (not in millions) of one unit of the foreign currency, weighted based on the notional amounts of the underlying foreign currency forward and swap contracts outstanding as at December 31, 2022.
At December 31, 2022, the aggregate fair value of our outstanding contracts was a net unrealized gain of $5.2 (December 31, 2021 — net unrealized gain of $1.2), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date. At December 31, 2022, we recorded $18.9 of derivative assets in other current assets and $13.7 of derivative liabilities in accrued and other current liabilities (December 31, 2021 — $7.4 of derivative assets in other current assets and $6.2 of derivative liabilities in accrued and other current liabilities).

Credit risk:

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance continues to be relatively low. We are in regular contact with our customers, suppliers and logistics providers, and have not experienced significant counterparty credit-related non-performance in 2021 or 2022. However, if a key supplier (or any company within such supplier's supply chain) or customer fails to comply with their contractual obligations, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign currency exchange contracts and swaps, interest rate swaps, or annuities for our pension plans, or which is a counterparty to our TRS, defaults on their contractual obligations. With respect to our financial market activities, we have adopted a policy of dealing only with counterparties we deem to be creditworthy. No significant adjustments were made to our allowance for doubtful accounts during Q4 2022, FY 2022 or the respective prior year periods in connection with our ongoing credit risk assessments.

Liquidity risk:

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk through maintenance of cash on hand and access to the various financing arrangements described in notes 5 and 8. We believe that cash flow from operating activities, together with cash on hand, cash from accepted

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
sales of A/R, and borrowings available under the Revolver and potentially available under uncommitted intraday and overnight bank overdraft facilities, are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment. As our A/R sales program and SFPs are each uncommitted, however, there can be no assurance that any participant bank will purchase any of the A/R that we wish to sell.
13.     COVID-19 GOVERNMENT SUBSIDIES

We qualified for COVID-19-related government subsidies, grants and/or credits (COVID Subsidies) during 2021 from various government authorities, the most significant of which were provided under the Canadian Emergency Wage Subsidy (CEWS) first announced by the Government of Canada in April 2020. However, we have not applied for COVID Subsidies since June 2021, and recorded nil COVID Subsidies in Q4 2021, Q4 2022 or FY 2022. In FY 2021, we qualified for an estimated aggregate of $11 of COVID Subsidies from various government authorities, which we recognized as a reduction to the related expenses of $8 in cost of goods sold and $3 in SG&A on our consolidated statement of operations.

14.         COMMITMENTS AND CONTINGENCIES

Litigation:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes, and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, we believe that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

Taxes and Other Matters:

In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications issued assessments seeking to disqualify certain research and development expenses of our Brazilian subsidiary for the years 2006 to 2009. As of the end of Q1 2022, this matter was completely resolved with no adjustment to our original filing positions for any relevant year.

In the third quarter of 2021 (Q3 2021), the Romanian tax authorities issued a final assessment in the aggregate amount of approximately 31 million Romanian leu (approximately $7 at period-end exchange rates), for additional income and value-added taxes for one of our Romanian subsidiaries for the 2014 to 2018 tax years. In order to advance our case to the appeals phase and reduce or eliminate potential interest and penalties, we paid the Romanian tax authorities the full amount assessed in Q3 2021 (without agreement to all or any portion of such assessment). We believe that our originally-filed tax return positions are in compliance with applicable Romanian tax laws and regulations, and intend to vigorously defend our position through all necessary appeals or other judicial processes.

The successful pursuit of assertions made by any government authority, including tax authorities, could result in our owing significant amounts of tax or other reimbursements, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and in excess of amounts accrued.

15.        FIRE EVENT

On June 7, 2022, a fire occurred at our Batam, Indonesia facility. The fire destroyed inventories and damaged a building and equipment located at the site. Our manufacturing operations at the site were briefly paused, but resumed in June 2022. We wrote down inventories destroyed (nil in Q4 2022 and $94 in FY 2022) and a building and equipment damaged (nil in Q4 2022 and aggregate of $1 in FY 2022) by the fire. We expect to fully recover our tangible losses pursuant to the terms and conditions of our insurance policies. In Q4 2022, we recovered $31 of our inventory losses through insurance proceeds. As of December 31, 2022, we recorded an estimated receivable of approximately $64 related to remaining anticipated insurance proceeds in other current assets on our consolidated balance sheet. The write-downs and the offsetting insurance receivable (in equivalent amounts) were each recorded in other charges, net of recoveries, resulting in no net impact to net earnings in Q4

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
2022 or FY 2022. See note 10. We determined that this event did not constitute an impairment review triggering event for the applicable CGU, and no impairments to our intangibles or goodwill were recorded in connection therewith in Q4 2022 or FY 2022.

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